Exhibit 99.11
July 19, 2007 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited for the quarter ended June 30, 2007
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Journalist
Please tell us the highlights of your performance...
Suresh Senapaty
Despite rupee appreciation that impacted the entire IT industry and exports per se that impacted our margins by about 3.4% we were able to retain the drop to about 2.4%. The margins were retained because of operational improvement and utilization improvement as a result of which we got a 1.5% margin improvement, so which means we did all kinds of official improvements without diluting on our investment in sales and marketing. We had a little bit of flattish pricing, the blending pricing was (-) 0.2%, which is not too big.
Journalist
Why were you not able to get prices increase?
Suresh Senapaty
No, we have got price increases; we have got price increases from the customers about 2.5 to 4%.
Journalist
On new deals?
Suresh Senapaty
Well new deals are always coming at a higher rate any ways, but the component of the revenues that come because we start from 1st of April is a new trend, and you know we reset the clock and comes from whatever customers get added 1st of April comes as new customers, so yes we get better rates from the new customers.
Journalist
How much sir?
Suresh Senapaty
About you know 4 to 5% is better price.
Journalist
So the 2.5 to 4% was for renewed contracts?
Suresh Senapaty
That’s right.
Journalist
So what is the impact of the rupee appreciation on the margins?
Suresh Senapaty
3.4%.
Suresh Senapaty
Which means 24 minus 3.4 should have been the impact. But it was restricted to only 21.5.
Journalist
Okay, how do you see the margins in this quarter?
Suresh Senapaty
We had this big shock definitely so far as the foreign exchange for Q1 was concerned, but this year we have already done fair amount of pulling of various levers to improve our margins so we have seen some amount of recovery already. We will also look forward to seeing some recovery in the current quarter because of some of the initiatives we have undertaken already, but we also are planning to view a compensation hike effective 1st of August for our offshore employees and that will have an impact of 140 to 150 basis points.
Journalist
So because of the staff salary hikes offshore will expect 140 to 150 point on operating margins in Q2.
Suresh Senapaty
In Q2. But because of the initiatives we have undertaken already in terms of some of the levers will be able to see us through and retain that you should be able to maintain or have a positive bias on our margins for the current quarter.
Journalist
When did you say you are giving the compensation hike?
Suresh Senapaty
1st of August for offshore.
Journalist
And how much will it be?
Suresh Senapaty
Between 12 and 14%
Journalist
And when are you giving onsite?
Suresh Senapaty
Onsite will be as usual, last year was in January so it does not change at this point in time.
Journalist
So the exact hedging position as of June 30th with be $400 million?
Suresh Senapaty
As of 30th of June we have outstanding hedge of about $400 million US dollars, over and above the covers that are attributed to the exposure on the balance sheet as of Q1 end.
Journalist
Sir 400 million in new hedges as of June 30th?
Suresh Senapaty
30th June hedges are about $400 million over and above the hedges that have been applied to the outstanding position in the balance sheet.
Journalist
Sir approximately how much will be the total hedging position?
Suresh Senapaty
Gross would be about $750 million.
Journalist
And at what rate sir?
Suresh Senapaty
They will get rate ranging from about 40 to 45.
Journalist
And what is your view on the rupee?

Suresh Senapaty
I think the view on the rupee is we have definitely been disappointed on the way the exchange has moved in the month of April and May, because while the governments position has been to be able to manage the volatility on the currency, we do not see that there has been a significant upgradation on the Indian economy and strength of the Indian currency that it is pure appreciated by a level of 3 to 9% in 45 days, that is a big-big change, and at this point in time looks like the way the flows are coming in the form of FIIs, FDIs, as well as ECB, the market sentiments are it is a one way traffic appreciating, which is not good, because you need a regulation which is both way movement, and from that perspective it is uncertain as to what we see for coming quarters, but at this point in time based on the covers that we have we think therefore Q2 will not be as worse as in Q1.
Journalist
What were your hedges at March 31st sir, how much have you hedged at that point?
Suresh Senapaty
Around the similar level.
Journalist
$400 million?
Suresh Senapaty
Similar levels, 400 over and above what is applied for the outstanding position.
Journalist
How does the deal cycle appear to be sir?
Suresh Senapaty
It looks good. I think some of the wins that we got last quarter has been good. We got one $130 million of contract with one of the large utility companies in UK, it was very much end-to-end infrastructure lump sum contract. Similarly, there are some good contracts we won in the enterprise application space and other technology infrastructure services space, in testing space.
Journalist
Going forward sir?
Suresh Senapaty
Going forward we will continue to look at the pipeline, it is very healthy, about 10 to 12 $50 million plus contracts, multiyear contracts, we are working on. So we are fairly optimistic and positive about the funnel, and that has been reflected in the guidance that we have given which is about $777 million, which works out to say about 7% sequential.
Journalist
So how does the telecom vertical look like sir?
Suresh Senapaty
Telecom service provider space looks very good and some of the wins that we have brought over the last 6 months have been very good. We are seeing lot of traction in those accounts; we are seeing many larger deals from the same customers and new customers also. On the telecom OEMs I think we are seeing some positive trend than we have seen so forth. The consolidation, the integration is already over, and we are already started discussion on new projects that we have to undertake, but the fruits of that will give you see more of it when the second half of the year than what we saw in Q1 or we will see in Q2. The Q2 so far as that part of the business is concerned will continue to be muted.
Journalist
Sir any ballpark figure for how many employees you are planning to hire in this year?
Suresh Senapaty
We do not talk about that, but in the current quarter we have a fairly large number of campus recruits that will be joining in, they are about 3000.
Journalist
IT services?
Suresh Senapaty
Yeah.
Journalist
Okay sir, what about your largest customer base, how much have they been contributing to?
Suresh Senapaty
This time we have seen the initiatives of ours with respect to mega and gamma accounts, when we talk about the mega is the large account and gamma is the second large level of accounts, where we have focused investment, much more stronger processes, much more intimate relationship with the top clients and their management and consequently we have seen that Q1 the growth in the top 10 accounts has been better than the WT average growth.
Journalist
Can we have any specific numbers in the large clients, how many $50 million or $100 million clients?
Suresh Senapaty
Yes, we saw the $50 million plus customer about 10 last quarter on an annual number basis.
Journalist
Okay. Sir you said you are working on 10 to 12 large deals this quarter sir?
Suresh Senapaty
I am not very sure about that some happened in two quarters and some happened in 4 to 6 quarters, so.......
Journalist
What is the attrition level?
Suresh Senapaty
We saw a little bit of increase in Q1 to about 20% in Global IT services that includes about 1.5% on account of involuntary attrition, Q1 generally is a little higher because people make those choices of wanting to take an academic career etc., etc., so that is traditional higher attrition quarter.
Journalist
20% versus year ago what was that?
Suresh Senapaty
Quarter before it was about 17.
Journalist
17% in Q4.
Journalist
What about BPO?
Suresh Senapaty
BPO has done very well, they have grown about 7% sequentially. The transformation plan seems to be working well where the more and more business coming onto end-to-end services, more and more people getting into an ongoing, more and more profitability part of the business because despite a 9% hit on the foreign exchange they dropped margin by less than 1%. So overall BPO business is going pretty well and they are focusing on the KPO part of the business, they are focusing on the F&A, and HR practice of business and the value added services which they are doing there.

Journalist
1% drop in margin in US GAAP or Indian GAAP?
Suresh Senapaty
Both.
Journalist
And what is the attrition rate of the BPO?
Suresh Senapaty
BPO attrition rates11% post training and...And 24% overall.
Journalist
And your margins you have for the BPO sir?
Suresh Senapaty
I think 22.8%.
Journalist
Sir you are looking at development center in Europe?
Suresh Senapaty
We have Romania is already operational now by more than a quarter now. We are looking at centers in Mexico and we are looking at centers in Coimbatore, a coaching center in Dubai.
Journalist
Mexico and Coimbatore centers?
Journalist
Mexico would be operational in Q2?
Suresh Senapaty
We have not said but it will be operational pretty soon.